SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATION FOR QUALIFICATION OF INDENTURE UNDER

THE TRUST INDENTURE ACT OF 1939

PRIMUS TELECOMMUNICATIONS IHC, INC.

(Issuer)

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

PRIMUS TELECOMMUNICATIONS HOLDING, INC.

PRIMUS TELECOMMUNICATIONS, INC.

TRESCOM INTERNATIONAL, INC.

LEAST COST ROUTING, INC.

TRESCOM U.S.A., INC.

IPRIMUS USA, INC.

IPRIMUS.COM, INC.

(Guarantors)

(Name of Applicants)

c/o Primus Telecommunications Group, Incorporated

7901 Jones Branch Drive, Suite 900

McLean, Virginia 22102

(Address of Principal Executive Office)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
14.25% Senior Secured Notes due 2013	$123,471,200

Approximate Date Of Proposed Public Offering:

On, or as soon as practicable following, the Effective Date under the Joint Plan of Reorganization

K. Paul Singh President, Primus Telecommunications IHC, Inc. 7901 Jones Branch Drive McLean, Virginia 22102 (703) 902-2800	Copies To: Casey T. Fleck, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue, Suite 3400 Los Angeles, California 90071 (213) 687-5600
(Name and Address of Agent for Service)

The obligor hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment; or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

GENERAL

1.	General Information.

(a) Form of organization: Primus Telecommunications IHC, Inc. (the “Issuer”), Primus Telecommunications Group, Incorporated (“Group”), Primus Telecommunications Holding, Inc. (“Holding”), Primus Telecommunications, Inc. (“PTI”), TresCom International, Inc. (“TresCom”), Least Cost Routing, Inc. (“LCR”), TresCom U.S.A., Inc. (“TresCom USA”), iPRIMUS USA, Inc. (“iPRIMUS USA”) and iPRIMUS.com, Inc. (“iPRIMUS” and, together with PTI, TresCom, LCR, TresCom USA, iPRIMUS USA and iPRIMUS, the “Subsidiary Guarantors”) are all corporations.

(b) State or other sovereign power under the laws of which organized: The Issuer, Group, Holding, PTI, iPRIMUS USA and iPRIMUS are all organized under the laws of the State of Delaware. TresCom, TresCom USA and LCR are all organized under the laws of the State of Florida.

2.	Securities Act Exemption Applicable.

The modifications to the outstanding 14.25% Second Lien Notes due 2011 of the Issuer (the “Existing Notes”) set forth in the Supplemental Indenture filed as Exhibit T3C-2 hereto (the “Supplemental Indenture”) may be deemed to involve the issuance of a new security. To the extent that the modification of the Existing Notes involves the issuance of a new security, the Issuer and the Subsidiary Guarantors are relying upon the exemption from the registration requirement of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 1145 under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”).

Pursuant to the Joint Plan of Reorganization of Group, Holding, the Issuer and Primus Telecommunications International, Inc. (the “Plan”), holders of Existing Notes will receive their pro rata portion of $123,471,201 aggregate principal amount of Existing Notes, and the indenture governing the Existing Notes will be modified as reflected in the Supplemental Indenture. The Existing Notes as modified by the Supplemental Indenture are referred to herein as the “Modified Second Lien Notes.”

Generally, Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The applicants believe that the modification of the Existing Notes under the Plan will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such modification is exempt from the registration requirements referred to above.

AFFILIATIONS

3.	Affiliates.

(a) Holding is a wholly owned subsidiary of Group. Each of the Issuer, PTI, TresCom, LCR, TresCom USA, iPRIMUS USA and iPRIMUS are wholly owned subsidiaries of Holding. The Issuer has no subsidiaries. Set forth below are all the direct and indirect subsidiaries of Holding, all of which are wholly owned by their respective parent unless otherwise indicated.

0014 Pty, Ltd.

3082833 Nova Scotia Company

3620212 Canada Inc.1

ACN 080 527 073 Pty., Ltd

ACN 095 828 078 Pty., Ltd

Communicacoes do Brasil Ltda

Delta One America Do Sul

DSL.com Pty., Ltd.

European Mobile Products and Solutions Limited

Global Access Pty., Ltd.

Global Sales Pty., Ltd.

Global Telephone Holdings Inc.

Globility Communications (2006) Corporation

Globility Communications Corporation2

Hotkey Internet Service Pty., Ltd

Interisland Telephone Corporation

iPRIMUS.com, Inc.

iPRIMUS USA, Inc.

Kooee Telecom

Least Cost Routing, Inc.

Lingo Holdings, Inc.

Lingo Network Services, Inc.

Lingo, Inc.

Liquor Industry Service Technology Pty., Ltd.

Matrix Internet, S.A.

MIPPS, Incorporated

OTC Network Assets, Inc.

P1 do Brasil Ltda

Planet Talk UK Limited

Primus Data Pty., Ltd.

Primus Nederland B.V.

Primus Network (Australia) Pty., Ltd.

Primus Online Pty., Ltd.

Primus Telecom Holdings Pty., Ltd.

Primus Telecom Mauritius Holdings

Primus Telecom Pty, Ltd

PRIMUS Telecom SA de C.V.

Primus Telecom Ventures Pty., Ltd.

Primus Telecommunication India Private Limited

Primus Telecommunications (Australia) Pty., Ltd.

Primus Telecommunications A/S

Primus Telecommunications AG

Primus Telecommunications Belgium N.V.

Primus Telecommunications Canada, Inc.

Primus Telecommunications de Mexico SA de CV

Primus Telecommunications Europe BV

[1]	3620212 Canada Inc. is 32% owned by Primus Telecommunications International, Inc.

[2]	Globility Communications Corporation is 20% owned by Primus Telecommunications International, Inc. and 80% owned by 3620212 Canada Inc.

Primus Telecommunications France S.A.S.U

Primus Telecommunications GmbH

Primus Telecommunications Holdings Ltd

Primus Telecommunications Iberica SA

Primus Telecommunications, Inc.

Primus Telecommunications International, Inc.

Primus Telecommunications KK Japan

Primus Telecommunications Ltd.

Primus Telecommunications Netherlands B.V.

Primus Telecommunications Pty., Ltd

Primus Telecommunications S.r.1.

PTI Telecommunications GmbH

St. Thomas & San Juan Telephone Company, Inc.

STSJ Network Assets Inc.

STSJ Overseas Telephone Company, Inc.

Stubbs, Ltd.

Telegroup Italia S.r.1.

Telegroup Network Services APS

Telegroup Sweden AB

Telegroup UK Ltd.

Telesonic Communications, Inc.

TresCom International, Inc.

TresCom U.S.A., Inc.

US Matrix Telecommunications, Inc.3

(b) For purposes of this Application, the officers and directors of each applicant named in response to Item 4 hereof may be deemed affiliates of such applicant by virtue of the positions held by such persons with such applicant.

MANAGEMENT AND CONTROL

4.	Directors And Executive Officers.

The Issuer

The names of the directors and executive officers of the Issuer are set forth below. The mailing address of each of the directors and executive officers is 7901 Jones Branch Drive, McLean, Virginia 22102.

Name	Title
K. Paul Singh	Chairman of the Board of Directors and Chief Executive Officer
John F. DePodesta	Executive Vice President, Secretary and Director
Thomas R. Kloster	Chief Financial Officer and Director
Tracy B. Lawson	Treasurer
Mark Guirgis	Assistant Secretary

[3]	US Matrix Telecommunications, Inc. is 90% owned by Matrix Internet, S.A.

Group

The names of the directors and executive officers of Group are set forth below. The mailing address of each of the directors and executive officers is 7901 Jones Branch Drive, McLean, Virginia 22102.

Name	Title
K. Paul Singh	Chairman of the Board of Directors, President and Chief Executive Officer
John F. DePodesta	Executive Vice President, Chief Legal Officer, Chief Corporate Development Officer, Secretary and Director
Thomas R. Kloster	Chief Financial Officer
Mark Guirgis	Vice President—Planning and Analysis and Assistant Secretary
Tracy B. Lawson	Vice President—Corporate Controller
David E. Hershberg	Director
Douglas M. Karp	Director
Pradman P. Kaul	Director
Paul G. Pizzani	Director
John G. Puente	Director

Holding

The names of the directors and executive officers of Holding are set forth below. The mailing address of each of the directors and executive officers is 7901 Jones Branch Drive, McLean, Virginia 22102.

Name	Title
K. Paul Singh	President and Director
John F. DePodesta	Executive Vice President, Secretary and Director
Thomas R. Kloster	Chief Financial Officer and Director
Tracy B. Lawson	Treasurer
Mark Guirgis	Assistant Secretary

PTI

The names of the directors and executive officers of PTI are set forth below. The mailing address of each of the directors and executive officers is 7901 Jones Branch Drive, McLean, Virginia 22102.

Name	Title
K. Paul Singh	Chairman of the Board of Directors and Chief Executive Officer
John F. DePodesta	Executive Vice President, Secretary and Director
Thomas R. Kloster	Chief Financial Officer, Treasurer and Director
Tracy B. Lawson	Assistant Treasurer
Mark Gurgis	Assistant Secretary

TresCom

The names of the directors and executive officers of TresCom are set forth below. The mailing address of each of the directors and executive officers is 7901 Jones Branch Drive, McLean, Virginia 22102.

Name	Title
K. Paul Singh	Chairman of the Board of Directors, Chief Executive Officer and Director
John F. DePodesta	Executive Vice President, Secretary and Director
Thomas R. Kloster	Chief Financial Officer and Director
Tracy B. Lawson	Treasurer
Mark Guirgis	Assistant Secretary

LCR

The names of the directors and executive officers of LCR set forth below. The mailing address of each of the directors and executive officers is 7901 Jones Branch Drive, McLean, Virginia 22102.

Name	Title
K. Paul Singh	Chairman of the Board of Directors, Chief Executive Officer and Director
John F. DePodesta	Executive Vice President, Secretary and Director
Thomas R. Kloster	Chief Financial Officer and Director
Tracy B. Lawson	Treasurer
Mark Guirgis	Assistant Secretary

TresCom USA

The names of the directors and executive officers of TresCom USA are set forth below. The mailing address of each of the directors and executive officers is 7901 Jones Branch Drive, McLean, Virginia 22102.

Name	Title
K. Paul Singh	Chairman of the Board of Directors, Chief Executive Officer and Director
John F. DePodesta	Executive Vice President, Secretary and Director
Thomas R. Kloster	Treasurer and Director
Tracy B. Lawson	Assistant Treasurer
Mark Guirgis	Assistant Secretary

iPRIMUS USA

The names of the directors and executive officers of iPRIMUS USA are set forth below. The mailing address of each of the directors and executive officers is 7901 Jones Branch Drive, McLean, Virginia 22102.

Name	Title
K. Paul Singh	Chairman of the Board of Directors, Chief Executive Officer and Director
John F. DePodesta	Executive Vice President, Secretary and Director
Thomas R. Kloster	Chief Financial Officer and Director
Tracy B. Lawson	Treasurer
Mark Guirgis	Assistant Secretary

iPRIMUS

The names of the directors and executive officers of iPRIMUS are set forth below. The mailing address of each of the directors and executive officers is 7901 Jones Branch Drive, McLean, Virginia 22102.

Name	Title
K. Paul Singh	Chairman of the Board of Directors, Chief Executive Officer and Director
John F. DePodesta	Executive Vice President, Secretary and Director
Thomas R. Kloster	Chief Financial Officer and Director
Tracy B. Lawson	Treasurer
Mark Guirgis	Assistant Secretary

5.	Principal Owners Of Voting Securities.

As of the date of this Application for Qualification, Group owns 100% of the voting securities of Holding. The mailing address for Group is 7901 Jones Branch Drive, McLean, Virginia 22102, and the telephone number is (703) 902-2800.

As of the date of this Application for Qualification, Holding owns 100% of the voting securities of the Issuer and each of the Subsidiary Guarantors. The mailing address for Holding is c/o Primus Telecommunications Group, Incorporated, 7901 Jones Branch Drive, McLean, Virginia 22102, and the telephone number is (703) 902-2800.

As of March 31, 2009, the following person owned more than 10 percent of the voting securities of Group:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned (Number of Shares)	Percentage of Voting Securities Owned
American International Group, Inc. 70 Pine Street New York, NY 10270	Common Stock	18,720,008	13.12%

UNDERWRITERS

6.	Underwriters.

(a) None of Holding, the Issuer or any of the Subsidiary Guarantors have sold any securities through the use of an underwriter in the last three years. During June 2007, CRT Capital Group LLC acted as placement agent in connection with the sale by Group of 22,500,000 shares of its common stock. The mailing address of CRT Capital Group LLC is 262 Harbor Drive, Stamford, Connecticut 06902.

(b) There are no underwriters of the Modified Second Lien Notes to be offered.

CAPITAL SECURITIES

7.	Capitalization.

(a) The following table sets forth information with respect to each authorized class of securities of each applicant as of May 15, 2009:

(i) Equity Securities.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock of the Issuer	100 shares		100 shares
Common Stock of Group	300,000,000 shares		142,695,390 shares
Undesignated Preferred Stock of Group	1,410,050 shares		0 shares
Series A and B Preferred Stock of Group	485,000 shares		0 shares
Series C Preferred Stock of Group	559,950 shares		0 shares
Common Stock of Holding	100 shares		100 shares
Common Stock of PTI	1,500 shares		1 share
Common Stock of TresCom	100 shares		100 shares
Common Stock of LCR	10,000 shares		10,000 shares
Common Stock of TresCom USA	100 shares		100 shares
Common Stock of iPRIMUS USA	100 shares		1 share
Common Stock of iPRIMUS	1,000 shares		1 share
(ii) Debt Securities.
Title of Class	Amount Authorized	Amount Outstanding
14.25% Second Lien Notes due 2011, issued by the Issuer	US$200,000,000	US$	173,157,000
5% Exchangeable Senior Notes due 2010, issued by Holding	US$200,000,000	US$	23,369,000

Title of Class	Amount Authorized	Amount Outstanding
8% Senior Notes due 2014, issued by Holding	US$240,000,000	US$186,000,000
3 3/4% Convertible Senior Notes due 2010, issued by Group	US$132,000,000	US$ 34,200,000
12 3/4% Senior Notes due 2009, issued by Group	US$325,000,000	US$ 14,186,000
Step Up Convertible Subordinated Debentures due 2009, issued by Group	US$ 50,119,000	US$ 8,641,000

(b) Holders of the common stock of Group, Holding, the Issuer and the Subsidiary Guarantors are entitled to one vote for each share registered in such holders’ name on all matters which such holders are entitled to vote.

INDENTURE SECURITIES

8.	Analysis Of Indenture Provisions.

For the purposes of this Section 8, the “Indenture” shall refer to the Indenture, dated as of February 26, 2007, among Primus Telecommunications IHC, Inc., Primus Telecommunications Group, Incorporated, Primus Telecommunications Holding, Inc., the Guarantors party thereto and U.S. Bank National Association, as trustee (the “Existing Indenture”), as amended and supplemented by the Supplemental Indenture, to be dated as of the Effective Date of the Plan. Capitalized terms used below shall have the meanings ascribed to such terms in the Indenture. The following is a general description of certain provisions of the Indenture to be qualified, and the description is qualified in its entirety by reference to the Existing Indenture filed as Exhibit T3C-1 hereto and the form of Supplemental Indenture filed as Exhibit T3C-2 hereto.

(a) EVENTS OF DEFAULT

The occurrence of any of the following events will constitute an “Event of Default” under the Indenture: (1) default in the payment of interest or Additional Interest, if any, on any Note when due and payable and continuance of such default for a period of 30 days; (2) default in the payment of principal of (or premium, if any, on) any Note at its Stated Maturity, upon acceleration, redemption or otherwise; (3) default in the payment of principal or interest or Additional Interest, if any, on any Note required to be purchased pursuant to an Excess Proceeds Offer or pursuant to a Change of Control Offer; (4) failure to perform or comply with the provisions in Section 8.01 (Consolidation, Merger and Sale of Assets) of the Indenture; (5) default in the performance or breach of any covenant or agreement of the Issuer or the Guarantors in the Indenture, under the Notes or in the Collateral Documents (other than a default in the performance, or breach, of a covenant or agreement which is specifically dealt with elsewhere in the definition of “Events of Default”), and continuance of such default or breach for a period of 30 consecutive days after there has been given to the Issuer by the Trustee or to the Issuer and the Trustee by the holders of at least 25% in principal amount of the Outstanding Notes a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default”; (6) there occurs with respect to any issue or issues of Indebtedness of any Restricted Person having an outstanding principal amount of $25.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated

Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled by the earlier of (x) the expiration of any applicable grace period or (y) the thirtieth day after such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended by the earlier of (x) the expiration of any applicable grace period or (y) the thirtieth day after such default; (7) any final judgment or order (not covered by insurance) for the payment of money in excess of $25.0 million in the aggregate for all such final judgments or orders (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against Parent or any of its Restricted Subsidiaries and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $25.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; (8) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of Parent, the Issuer or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Parent, the Issuer or any Significant Subsidiary or for all or substantially all of the property and assets of any of Parent, the Issuer or any Significant Subsidiary or (C) the winding up or liquidation of the affairs of Parent, the Issuer or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days; (9) Parent, the Issuer or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Parent, the Issuer or any Significant Subsidiary or for all or substantially all of the property and assets of any of Parent, the Issuer or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors; (10)(A) except as permitted by the Collateral Documents, any amendments thereto and the provisions of the Indenture, any of the Collateral Documents ceases to be in full force and effect or ceases to be effective, in all material respects, to create the Lien purported to be created in the Collateral in favor of the holders for 30 days after notice to Parent or the Issuer, (B) Parent or the Issuer challenges in writing the Lien on the Collateral under the Collateral Documents prior to the time that the Liens on the Collateral are to be released or (C) Parent, the Issuer or any Subsidiary Guarantor asserts in writing that any of the Collateral Documents is invalid or unenforceable, other than in accordance with its terms; (11) any Guarantee of Holding or Group, if Holding or Group is, at such time a Restricted Person, or of a Subsidiary Guarantor that is a Significant Subsidiary of Holding, ceases to be in full force and effect (except as contemplated by the terms thereof) or any Guarantor denies or disaffirms its obligations under the Indenture.

If an Event of Default (other than an Event of Default specified in clauses (8) or (9) of the immediately preceding paragraph) occurs and is continuing, then and in every such case the Trustee or the holders of not less than 25% in principal amount of the Outstanding Notes may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued but unpaid interest and Additional Interest, if any, on all the Notes to be due and payable immediately, by a notice in writing to the Issuer (and to the Trustee if given by holders), and upon any such declaration of acceleration, such principal of, premium, if any, and accrued interest and Additional Interest, if any, shall become immediately due and payable. If an Event of Default specified in clauses (8) or (9) in the immediately preceding paragraph occurs, then the principal amount of, premium, if any, and accrued interest and Additional Interest, if any, on the Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder.

At any time after a declaration of acceleration has been made, the holders of a majority in principal amount of the Outstanding Notes, by written notice to the Issuer and the Trustee, may waive all past defaults and rescind and annul such declaration and its consequences if

(1) the Issuer has paid or deposited with the Trustee a sum sufficient to pay,

(A) all overdue interest and Additional Interest on all Outstanding Notes,

(B) all unpaid principal of (and premium, if any, on) any Outstanding Notes which has become due otherwise than by such declaration of acceleration, and interest on such unpaid principal at the rate borne by the Notes,

(C) to the extent that payment of such interest is lawful, interest on overdue interest at the rate borne by the Notes, and

(D) all sums paid or advanced by the Trustee hereunder and the reasonable compensation, fees, expenses, disbursements and advances of the Trustee and its agents and counsel and any amounts due the Trustee under Section 6.06 (Compensation and Reimbursement) of the Indenture;

(2) all Events of Default, other than the non-payment of amounts of principal of (or premium, if any, on) and accrued and unpaid interest and Additional Interest, if any, on the Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 5.13 (Waiver of Past Defaults) of the Indenture; and

(3) the rescission, in the Opinion of Counsel, would not conflict with any judgment or decree of a court of competent jurisdiction.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

Notwithstanding the preceding paragraph, in the event of a declaration of acceleration in respect of the Notes because of an Event of Default specified in clause (6) of the definition of “Events of Default” shall have occurred and be continuing, such declaration of acceleration shall be automatically rescinded and annulled if the Indebtedness that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by Parent or the Issuer and countersigned by the holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 60 days after such declaration of acceleration in respect of the Notes, and no other Event of Default has occurred during such 60-day period which has not been cured or waived during such period.

(b) AUTHENTICATION AND DELIVERY OF THE NOTES AND APPLICATION OF PROCEEDS

The Notes shall be executed on behalf of the Issuer by its Chairman, its President or a Vice President, and attested by its Secretary, an Assistant Secretary or any Vice President. The signature of any of these officers on the Notes may be manual or facsimile signatures of the present or any future such authorized officer and may be imprinted or otherwise reproduced on the Notes. At any time and from time to time after the execution and delivery of the Indenture, the Issuer may deliver Notes executed by the Issuer to the Trustee for authentication, together with an Issuer Order for the authentication and delivery of such Notes, and the Trustee in accordance with such Issuer Order shall authenticate and deliver such Notes.

There will be no proceeds resulting from the issuance of the Modified Second Lien Notes.

(c) RELEASE OF PROPERTY SUBJECT TO LIEN

The indebtedness evidenced by the Notes is a direct obligation of the Issuer secured by a second priority lien on substantially all of the assets of the Issuer and the Subsidiary Guarantors, the first priority lien having been granted pursuant to the existing First Lien Term Loan, to secure the Notes after satisfying applicable First Lien Term Loan obligations.

Assets that comprise part of the Collateral shall be released from the Liens created by the Collateral Documents at the times, and to the extent, provided under Section 5.1 of the Intercreditor Agreement, which provides that if in connection with any sale, lease, exchange, transfer or other disposition of any Collateral permitted under the terms of the First Lien Loan Documents (as defined in the Intercreditor Agreement), liens under the First Lien Loan Documents are released, then the liens, if any, securing the Issuer’s and the Guarantors’ obligations under the Indenture shall be automatically and simultaneously released.

The Collateral may be released by the Trustee at any time in accordance with the provisions of the Collateral Documents and the Indenture or upon the termination of the Indenture and, in any such case, the Collateral so released shall automatically be released as Collateral for the Notes without any action on the part of the Trustee or the Holders.

(d) SATISFACTION AND DISCHARGE

The Indenture shall upon Issuer Request cease to be of further effect (except as to surviving rights of registration of transfer or exchange of Notes expressly provided for in the Indenture) and the Trustee, at the expense of the Issuer, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture when

(1) either

(a) all Notes theretofore authenticated and delivered (other than (i) Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.08 (Mutilated, Destroyed, Lost or Stolen Notes) of the Indenture and (ii) Notes for whose payment money has theretofore been deposited in trust with the Trustee or any Paying Agent or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust, as provided in Section 10.03 (Money for Note Payments to Be Held in Trust) of the Indenture) have been delivered to the Trustee for cancellation; or

(b) all such Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable, or (ii) will become due and payable at their Stated Maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer, in the case of (i), (ii) or (iii) above, has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose an amount sufficient to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, together with irrevocable instructions from the Issuer directing the Trustee to apply such funds to the payment thereof at Stated Maturity or redemption, as the case may be;

(2) the Issuer has paid or caused to be paid all other sums payable hereunder by the Issuer; and

(3) the Issuer has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Issuer to the Trustee under Section 6.06 (Compensation and Reimbursement) of the Indenture and, if money shall have been deposited with the Trustee pursuant to subclause (b) of clause (1) of this Section 8(d), the obligations of the Trustee under the last paragraph of Section 10.03 (Money for Note Payments to Be Held in Trust) of the Indenture shall survive.

(e) EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

The Issuer will deliver to the Trustee, within 90 days after the end of each fiscal year, a brief certificate from the principal executive officer, principal financial officer or principal accounting officer as to his or her knowledge of Parent’s and the Issuer’s compliance with all conditions and covenants under the Indenture. For purposes of the requirement to deliver such certificate, such compliance shall be determined without regard to any period of grace or requirement of notice under the Indenture.

When any Default has occurred and is continuing under the Indenture, or if the trustee for or the holder of any other evidence of Indebtedness of the Issuer or any of its Subsidiaries gives any notice or takes any other action with respect to a claimed default (other than with respect to Indebtedness in the principal amount of less than $1,000,000), the Issuer shall deliver to the Trustee by registered or certified mail or by facsimile transmission an Officer’s Certificate specifying such event, notice or other action within five (5) Business Days of its occurrence.

9.	Other Obligors.

Other than each of the applicants, no other person is an obligor with respect to the Modified Second Lien Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application comprises:

(a)	Pages numbered 1 to 15, consecutively;

(b)	The statement of eligibility and qualification of the Trustee under the Indenture to be qualified on Form T-1;

(c)	The following exhibits, in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

(i)	Exhibit T3A-1 – Certificate of Incorporation of the Issuer.*

(ii)	Exhibit T3A-2 – First Amended and Restated Certificate of Incorporation of Group (incorporated by reference to Exhibit 3.1 to Group’s Registration Statement on Form S-8, File No. 333-56557).

(iii)	Exhibit T3A-3 – Certificate of Amendment to First Amended and Restated Certificate of Incorporation of Group (incorporated by reference to Exhibit 3.2 to Group’s Annual Report on Form 10-K for the year ended December 31, 2004).

(iv)	Exhibit T3A-4 – Certificate of Incorporation of Holding.*

(v)	Exhibit T3A-5 – Certificate of Incorporation of PTI.*

(vi)	Exhibit T3A-6 – Amended and Restated Articles of Incorporation of TresCom.*

(vii)	Exhibit T3A-7 – Articles of Incorporation of LCR.*

(viii)	Exhibit T3A-8 – Articles of Incorporation of TresCom USA.*

(ix)	Exhibit T3A-9 – Articles of Amendment of TresCom USA.*

(x)	Exhibit T3A-10 – Certificate of Incorporation of iPRIMUS USA.*

(xi)	Exhibit T3A-11 – Certificate of Correction to Certificate of Incorporation of iPRIMUS USA.*

(xii)	Exhibit T3A-12 – Certificate of Amendment to Certificate of Incorporation of iPRIMUS USA.*

(xiii)	Exhibit T3A-13 – Certificate of Incorporation of iPRIMUS.*

(xiv)	Exhibit T3B-1 – Bylaws of the Issuer.*

(xv)	Exhibit T3B-2 – Amended and Restated Bylaws of Group (incorporated by reference to Exhibit 3.2 to Group’s Registration Statement on Form S-1, File No. 333-10875).

(xvi)	Exhibit T3B-3 – Bylaws of Holding.*

(xvii)	Exhibit T3B-4 – By-laws of PTI.*

(xviii)	Exhibit T3B-5 – Second Amended and Restated By-laws of TresCom.*

(xix)	Exhibit T3B-6 – By-laws of LCR.*

(xx)	Exhibit T3B-7 – Bylaws of TresCom USA.*

(xxi)	Exhibit T3B-8 – Amendment to the Bylaws of TresCom USA.*

(xxii)	Exhibit T3B-9 – Bylaws of iPRIMUS USA.*

(xxiii)	Exhibit T3B-10 – Bylaws of iPRIMUS.*

(xxiv)	Exhibit T3C-1 – Indenture, dated as of February 26, 2007, among the Issuer, Group, Holding, the Guarantors party thereto and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the current report on Form 8-K/A of Group filed on March 16, 2007).

(xxv)	Exhibit T3C-2 – Form of Supplemental Indenture, to be dated as of the Effective Date of the Plan, among the Issuer, Group, Holding, the Guarantors party thereto and U.S. Bank National Association, as Trustee.*

(xxvi)	Exhibit T3D – Not Applicable.

(xxvii)	Exhibit T3E-1 – Amended Joint Plan of Reorganization of Primus Telecommunications Group, Incorporated and its Affiliate Debtors, as filed by the Debtors with the Bankruptcy Court on April 27, 2009 (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K/A of Group filed on April 29, 2009).

(xxviii)	Exhibit T3E-2 – Disclosure Statement approved by the Bankruptcy Court related to Amended Joint Plan of Reorganization of Primus Telecommunications Group, Incorporated and its Affiliate Debtors, as filed by the Debtors with the Bankruptcy Court on April 27, 2009 (incorporated by reference to Exhibit 2.2 to the current report on Form 8-K/A of Group filed on April 29, 2009).

(xxix)	Exhibit T3F – Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.*

(xxx)	Exhibit 25.1 – Form T-1 qualifying U.S. Bank National Association as Trustee under the Indenture to be qualified pursuant to this Form T-3.*

*	Filed herewith

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Primus Telecommunications IHC, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of McLean, the State of Virginia on the 19th day of May, 2009.

(SEAL)

PRIMUS TELECOMMUNICATIONS IHC, INC.

By:	/s/ John F. DePodesta
Name:	John F. DePodesta
Title:	Executive Vice President

Attest:	/s/ Kari A. Kowalski
Name:	Kari A. Kowalski
Title:	Notary Public, Commonwealth of Virginia

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Primus Telecommunications Group, Incorporated, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of McLean, the State of Virginia on the 19th day of May, 2009.

(SEAL)

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

By:	/s/ John F. DePodesta
Name:	John F. DePodesta
Title:	Executive Vice President

Attest:	/s/ Kari A. Kowalski
Name:	Kari A. Kowalski
Title:	Notary Public, Commonwealth of Virginia

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Primus Telecommunications Holding, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of McLean, the State of Virginia on the 19th day of May, 2009.

(SEAL)

PRIMUS TELECOMMUNICATIONS HOLDING, INC.

By:	/s/ John F. DePodesta
Name:	John F. DePodesta
Title:	Executive Vice President

Attest:	/s/ Kari A. Kowalski
Name:	Kari A. Kowalski
Title:	Notary Public, Commonwealth of Virginia

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Primus Telecommunications, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of McLean, the State of Virginia on the 19th day of May, 2009.

(SEAL)

PRIMUS TELECOMMUNICATIONS, INC.

By:	/s/ John F. DePodesta
Name:	John F. DePodesta
Title:	Executive Vice President

Attest:	/s/ Kari A. Kowalski
Name:	Kari A. Kowalski
Title:	Notary Public, Commonwealth of Virginia

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, TresCom International, Inc., a corporation organized and existing under the laws of the State of Florida, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of McLean, the State of Virginia on the 19th day of May, 2009.

(SEAL)

TRESCOM INTERNATIONAL, INC.

By:	/s/ John F. DePodesta
Name:	John F. DePodesta
Title:	Executive Vice President

Attest:	/s/ Kari A. Kowalski
Name:	Kari A. Kowalski
Title:	Notary Public, Commonwealth of Virginia

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Least Cost Routing, Inc., a corporation organized and existing under the laws of the State of Florida, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of McLean, the State of Virginia on the 19th day of May, 2009.

(SEAL)

LEAST COST ROUTING, INC.

By:	/s/ John F. DePodesta
Name:	John F. DePodesta
Title:	Executive Vice President

Attest:	/s/ Kari A. Kowalski
Name:	Kari A. Kowalski
Title:	Public Notary, Commonwealth of Virginia

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, TresCom U.S.A., Inc., a corporation organized and existing under the laws of the State of Florida, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of McLean, the State of Virginia on the 19th day of May, 2009.

(SEAL)

TRESCOM U.S.A., INC.

By:	/s/ John F. DePodesta
Name:	John F. DePodesta
Title:	Executive Vice President

Attest:	/s/ Kari A. Kowalski
Name:	Kari A. Kowalski
Title:	Public Notary, Commonwealth of Virginia

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, iPRIMUS USA, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of McLean, the State of Virginia on the 19th day of May, 2009.

(SEAL)

IPRIMUS USA, INC.

By:	/s/ John F. DePodesta
Name:	John F. DePodesta
Title:	Executive Vice President

Attest:	/s/ Kari A. Kowalski
Name:	Kari A. Kowalski
Title:	Public Notary, Commonwealth of Virginia

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, iPRIMUS.com, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of McLean, the State of Virginia on the 19th day of May, 2009.

(SEAL)

IPRIMUS.COM, INC.

By:	/s/ John F. DePodesta
Name:	John F. DePodesta
Title:	Executive Vice President

Attest:	/s/ Kari A. Kowalski
Name:	Kari A. Kowalski
Title:	Public Notary, Commonwealth of Virginia

EXHIBIT INDEX

Exhibit	Description
Exhibit T3A-1	Certificate of Incorporation of the Issuer.*

Exhibit T3A-2	First Amended and Restated Certificate of Incorporation of Group (incorporated by reference to Exhibit 3.1 to Group’s Registration Statement on Form S-8, File No. 333-56557).

Exhibit T3A-3	Certificate of Amendment to First Amended and Restated Certificate of Incorporation of Group (incorporated by reference to Exhibit 3.2 to Group’s Annual Report on Form 10-K for the year ended December 31, 2004).

Exhibit T3A-4	Certificate of Incorporation of Holding.*

Exhibit T3A-5	Certificate of Incorporation of PTI.*

Exhibit T3A-6	Amended and Restated Articles of Incorporation of TresCom.*

Exhibit T3A-7	Articles of Incorporation of LCR.*

Exhibit T3A-8	Articles of Incorporation of TresCom USA.*

Exhibit T3A-9	Articles of Amendment of TresCom USA.*

Exhibit T3A-10	Certificate of Incorporation of iPRIMUS USA.*

Exhibit T3A-11	Certificate of Correction to Certificate of Incorporation of iPRIMUS USA.*

Exhibit T3A-12	Certificate of Amendment to Certificate of Incorporation of iPRIMUS USA.*

Exhibit T3A-13	Certificate of Incorporation of iPRIMUS.*

Exhibit T3B-1	Bylaws of the Issuer.*

Exhibit T3B-2	Amended and Restated Bylaws of Group (incorporated by reference to Exhibit 3.2 to Group’s Registration Statement on Form S-1, File No. 333-10875.

Exhibit T3B-3	Bylaws of Holding.*

Exhibit T3B-4	By-laws of PTI.*

Exhibit T3B-5	Second Amended and Restated By-laws of TresCom.*

Exhibit T3B-6	By-laws of LCR.*

Exhibit T3B-7	Bylaws of TresCom USA.*

Exhibit T3B-8	Amendment to the Bylaws of TresCom USA.*

Exhibit T3B-9	Bylaws of iPRIMUS USA.*

Exhibit T3B-10	Bylaws of iPRIMUS.*

Exhibit T3C-1	Indenture, dated as of February 26, 2007, among the Issuer, Group, Holding, the Guarantors party thereto and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the current report on Form 8-K/A of Group filed on March 16, 2007).

Exhibit T3C-2	Form of Supplemental Indenture, to be dated as of the Effective Date of the Plan, among the Issuer, Group, Holding, the Guarantors party thereto and U.S. Bank National Association, as Trustee.*

Exhibit T3D	Not Applicable.

Exhibit T3E-1	Amended Joint Plan of Reorganization of Primus Telecommunications Group, Incorporated and its Affiliate Debtors, as filed by the Debtors with the Bankruptcy Court on April 27, 2009 (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K/A of Group filed on April 29, 2009).

Exhibit T3E-2	Disclosure Statement approved by the Bankruptcy Court related to Amended Joint Plan of Reorganization of Primus Telecommunications Group, Incorporated and its Affiliate Debtors, as filed by the Debtors with the Bankruptcy Court on April 27, 2009 (incorporated by reference to Exhibit 2.2 to the current report on Form 8-K/A of Group filed on April 29, 2009).

Exhibit T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.*

Exhibit 25.1	Form T-1 qualifying U.S. Bank National Association as Trustee under the Indenture to be qualified pursuant to this Form T-3.*

*	Filed herewith.